UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 11)*

CIFC LLC

(Name of Issuer)

Common Shares, $0.001 par value per share

(Title of Class of Securities)

12547R105

(CUSIP Number)

Andrew Intrater

DFR Holdings, LLC

c/o Renova U.S. Management LLC

900 Third Avenue, 19th Floor

New York, New York 10022

(212) 418-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject of class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12547R105	13D/A	Page 2 of 9

1.	NAME OF REPORTING PERSON: DFR Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 12547R105	13D/A	Page 3 of 9

1.	NAME OF REPORTING PERSON: Bounty Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARES DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 12547R105	13D/A	Page 4 of 9

1.	NAME OF REPORTING PERSON: Santa Maria Overseas Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 12547R105	13D/A	Page 5 of 9

1.	NAME OF REPORTING PERSON: Mayflower Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARES DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 12547R105	13D/A	Page 6 of 9

1.	NAME OF REPORTING PERSON: TZ Columbus Services Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARES DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 12547R105	13D/A	Page 7 of 9

This Amendment No. 11 on Schedule 13D (“Amendment No. 11”) amends and supplements the cover pages and Items 4 and 5 of the statement of beneficial ownership on Schedule 13D, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on January 18, 2011, Amendment No. 2 to the Schedule 13D filed with the Commission on April 15, 2011, Amendment No. 3 to the Schedule 13D filed with the Commission on December 3, 2103, Amendment No. 4 to the Schedule 13D filed with the Commission on December 19, 2013, Amendment No. 5 to the Schedule 13D filed with the Commission on December 31, 2013, Amendment No. 6 to the Schedule 13D filed with the Commission on June 23, 2014, Amendment No. 7 to the Schedule 13D filed with the Commission on July 16, 2014, Amendment No. 8 to the Schedule 13D filed with the Commission on April 10, 2015, Amendment No. 9 to the Schedule 13D filed with the Commission on September 25, 2015 and Amendment No. 10 to the Schedule 13D filed with the Commission on August 22, 2016 (the “Schedule 13D”), relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of CIFC Corp., a Delaware corporation (“CIFC Corp.”),1 filed on June 18, 2010 by and on behalf of (1) DFR Holdings, LLC, a Delaware limited liability company (“DFR Holdings”), (2) Bounty Investments, LLC, a Delaware limited liability company (“Bounty”), (3) Santa Maria Overseas Ltd., a Bahamanian company (“Santa Maria”), (4) Mayflower Trust, a Cayman Islands trust (“Mayflower”) and (5) TZ Columbus Services Limited, a British Virgin Islands corporation (“TZ” and, together with DFR Holdings, Bounty, Santa Maria and Mayflower, the “Reporting Persons”).

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended on a supplementary basis as follows; all items or responses not described herein, or exhibits not filed herewith, remain as previously reported in, or filed with, the Schedule 13D.

ITEM 4.	PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

Pursuant to the terms of the Merger Agreement, (i) the Merger took place on November 21, 2016 and (ii) at the Effective Time, each Common Share issued and outstanding immediately prior to the Effective Time, including each Common Share beneficially owned by DFR Holdings, was converted into the right to receive $11.36 in cash. As a result, following such conversion, DFR Holdings ceased to beneficially own any Common Shares. In addition, pursuant to the terms of the Merger Agreement and the Voting Agreement, as of the Effective Time, the Warrant was redeemed by the Issuer in exchange for the right to receive an amount in cash equal to $13,349,999.36.

On November 21, 2016, pursuant to the terms of the Voting Agreement, the Consulting Services Agreement was terminated in its entirety, with no further force and effect and with no payments or amounts due thereunder, and DFR Holdings returned to the Issuer $218,579.23, being the portion of the $2,000,000 annual fee paid to DFR Holdings by the Issuer pursuant to the Consulting Services Agreement attributable to calendar year 2016.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) The Reporting Persons do not beneficially own any Common Shares.

[1]	On December 31, 2015, pursuant to an agreement and plan of merger, dated November 11, 2015 (the “Restructuring Merger Agreement”), by and among CIFC LLC, a Delaware limited liability company (the “Issuer”), CIFC Corp. and CIFC Merger Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Restructuring Merger Corp.”), Restructuring Merger Corp. merged with and into CIFC Corp. with CIFC Corp. as the surviving entity (the “Restructuring Merger”). Pursuant to the Restructuring Merger Agreement, each share of the Common Stock issued and outstanding immediately prior to the Restructuring Merger was converted on a one-for-one basis into the right to receive one issued and outstanding share representing a limited liability company interest in the Issuer (the “Common Shares”), having substantially similar rights and privileges as the Common Stock being converted.

CUSIP No. 12547R105	13D/A	Page 8 of 9

(b) The Reporting Persons do not beneficially own any Common Shares and do not have shared voting power with respect to any Common Shares.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1.	Joint Filing Agreement, dated as of November 23, 2016, by and among the Reporting Persons.*

*	Filed herewith.

CUSIP No. 12547R105	13D/A	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2016

DFR HOLDINGS, LLC

By:	/s/ Andrew Intrater
	Name:	Andrew Intrater
	Title:	Managing Member

BOUNTY INVESTMENTS, LLC

By:	/s/ Andrew Intrater
	Name:	Andrew Intrater
	Title:	Chief Executive Officer

SANTA MARIA OVERSEAS LTD.

By:	/s/ Andrew Intrater
	Name:	Andrew Intrater
	Title:	Attorney-In-Fact

MAYFLOWER TRUST

By:	/s/ Andrew Intrater
	Name:	Andrew Intrater
	Title:	Attorney-In-Fact

TZ COLUMBUS SERVICES LIMITED

By:	/s/ Andrew Intrater
	Name:	Andrew Intrater
	Title:	Attorney-In-Fact